UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood

c/o ZS Fund L.P.

1133 Avenue of the Americas

New York, New York 10036

(212) 398-6200

With copies to:

Brian J. Lane

Gibson, Dunn & Crutcher LLP

1050 Washington Avenue, N.W.

Washington, DC 20036-5306

(202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 16946T109	Page 2 of 7 Pages

(1)	Name of reporting persons Ned L. Sherwood
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 775,141
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 775,141
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 3,400,629
(12)	Check box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 16946T109	Page 3 of 7 Pages

(1)	Name of reporting persons ZS EDU L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 2,625,488
(12)	Check box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 16946T109	Page 4 of 7 Pages

(1)	Name of reporting persons ZS EDU GP LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 2,625,488
(12)	Check box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 16946T109	Page 5 of 7 Pages

(1)	Name of reporting persons Robert Horne
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 50,000
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 50,000
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 2,675,488
(12)	Check box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 5.5%
(14)	Type of reporting person IN

Page 6 of 7 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011, and as amended on December 9, 2011, December 15, 2011, January 10, 2012, April 16, 2012 and May 22, 2012 (as amended and amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

On May 24, 2012, MRMP Managers LLC (“MRMP”) and the Issuer entered into a letter agreement (the “Letter Agreement”) which provides that so long as the Issuer’s common stock remains listed on NASDAQ, MRMP will not exercise the warrants issuable to MRMP under the Purchase Agreement (the “Warrants”) at the $1.00 per share exercise price provided for under the Borrowing Notice until the Company has obtained stockholder approval to issue the applicable Warrants to MRMP with such exercise price. In the event MRMP decides to exercise any of its Warrants before such stockholder approval is obtained, it has agreed to do so at an exercise price of $4.24 per share of the Issuer’s common stock (as adjusted for any anti-dilution protections under the terms of the Warrants), which is the consolidated closing bid price of the Issuer’s common stock on March 30, 2012. The Issuer has agreed to include, in the proxy statement for its next stockholders’ meeting, a request for stockholders to approve and ratify the issuance of the applicable Warrants to MRMP at the $1.00 exercise price provided for under the Borrowing Notice, and the Issuer has agreed to use its reasonable best efforts to obtain such approval.

The foregoing description of the terms of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 10.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

MRMP has entered into the Letter Agreement with the Issuer. The Letter Agreement is defined and described in Item 4 above and attached hereto as Exhibit 10.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 10: Letter Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012	Ned Sherwood

By: /s/ Ned Sherwood
Name: Ned Sherwood

May 25, 2012	ZS EDU L.P.

By: /s/ Ned Sherwood
Name: Ned Sherwood
Title: Manager of the General Partner, ZS EDU GP LLC

May 25, 2012	ZS EDU GP LLC

By: /s/ Ned Sherwood
Name: Ned Sherwood
Title: Manager

May 25, 2012	Robert Horne

By: /s/ Robert Horne
Name: Robert Horne